CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the inclusion in this Registration Statement on Form S-4 (this “Registration Statement”) of Nicolet Bankshares, Inc. and its subsidiaries of our report dated February 27, 2013, relating to our audit of the consolidated balance sheets of Mid-Wisconsin Financial Services, Inc. and Subsidiary for the year ended December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which appear in the proxy statement-prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption “Experts” in the proxy-statement-prospectus, which is part of this Registration Statement.

Wipfli LLP

Green Bay, Wisconsin

March 6, 2013